RENREN INC.

1/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

July 7, 2014

VIA EDGAR

Craig Wilson, Sr. Asst. Chief Accountant

Melissa Walsh, Staff Accountant

Mark P. Shuman, Legal Branch Chief

Jan Woo, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”) Filed April 29, 2014 File No. 001-35147

Dear Mr. Wilson, Ms. Walsh, Mr. Shuman and Ms. Woo:

The Company has received the letter dated June 24, 2014 from the staff of the Securities and Exchange Commission regarding the Company’s 2013 20-F. The Company would like to request an extension to the deadline for responding to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than July 23, 2014.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Z. Julie Gao and Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863 and +852 3740-4891, respectively. Thank you very much.

Very truly yours,

/s/ Hui Huang
Hui Huang
Chief Financial Officer

cc:                                Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP